UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K, THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.1 AND THE TEXT OF EXHIBITS 99.2 THROUGH 99.4 OF THIS FORM 6-K, ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Change in Annual Interest Rate on the Company’s Series B Debentures

On September 25, 2019, Ellomay Capital Ltd. (the “Company”) issued a press release titled “Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2019 (the “Press Release”). As noted in the Press Release, pursuant to the terms of the Company’s Series B Debentures, the Company annual interest rate on the Series B Debentures will increase by 0.5% commencing on the date of publication of the Press Release, due to a failure to meet one of the financial standards included in the Series B Debentures relating to the ratio of the Company’s equity to balance sheet. For more information, see Item 5.B. and Exhibit 4.24 of the Company’s annual report on Form 20-F, published by the Company on March 29, 2019.

The change in the annual interest rate on the Company’s Series B Debentures will be implemented until such time as the Series B Debentures are repaid in full, declared for immediate repayment or until such time as the Company publishes financial results reflecting the Company’s return to compliance with the ratio of the balance sheet to equity standard. The effect of the change will be as follows:

1.
During the period commencing upon the current interest period (i.e., June 30, 2019) and until the date in which the Company published the Press Release (i.e., September 25, 2019), the principal of the Series B Debentures will bear an interest rate of 0.87953% (based on 365 days per year).

2.
During the period commencing upon the publication of the Press Release (i.e., September 25, 2019) and until the next interest payment date (i.e., December 31, 2019) the principal of the Series B Debentures will bear an interest rate of 1.11351%% (based on 365 days per year).

3.
Based on the interest rates set forth above, the weighted-average interest rate payable on the outstanding principal of the Series B Debentures on the next interest payment date will be 1.99304%. The annual interest rate represented by such weighted-average interest rate is 3.83804%.

4.	The annual and semi-annual interest rates for the next payment periods of the Series B Debentures will be 4.19% and 2.095%%, respectively.

Exhibits

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2019,” dated September 25, 2019.

Exhibit 99.2	Condensed Consolidated Interim Financial Statements as at June 30, 2019 (Unaudited).

Exhibit 99.3	Operating and Financial Review and Prospects for the six months ended June 30, 2019.

Exhibit 99.4
Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019 (translation of Hebrew version, the original language version is on file with the Company and is available upon request).

Also attached hereto as Exhibit 101 are the Condensed Consolidated Interim Financial Statements As at June 30, 2019 (Unaudited), formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit Number	Document Description

EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase
EX-101.LAB	XBRL Taxonomy Extension Label Linkbase
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including additional the Company’s ability to regain compliance with the financial covenants, changes in the market and potential defaults of the Company under the Series B Debentures. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: September 25, 2019